UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-54C

       NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTION 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO
               SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The under signed business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:


                     CHINA BIOPHARMACEUTICALS HOLDINGS, INC.
                  (Formerly known as Globus Growth Group, Inc.)

                                (Name of Company)

                      Suite 1601, Building A, Jinshan Tower
                               No. 8, Shan Xi Road
                                Nanjing, Jiangsu
                                      China
                                     210009

                      Address of Principal Business Office
                  (Number and Street, City, State and Zip Code)


                                (86) 25 8320 5758

                     Telephone Number (including area code)


                                    814-00063

              File Number under the Securities Exchange Act of 1934

Basis for filing the notification of withdrawal:


     Globus Growth Group, Inc, a business development company (the "BDC"), was originally organized as a corporation under the laws of the state of New York on August 6, 1976 under the name of Globuscope, Inc. On August 7, 1984, its name was changed to Globus Growth Group, Inc., which was its name until it was merged, effective August 28, 2004, with and into China Biopharmaceuticals Holdings, Inc., a Delaware corporation (the "Registrant") and the wholly owned subsidiary of the BDC.

     On August 4, 2004, the BDC filed a Definitive Information Statement ("Information Statement") pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended, notifying its shareholders of the execution and pending implementation of an Agreement and Plan of Merger was signed by and between the BDC and the Registrant. The Agreement and Plan of Merger Agreement provided for a tax-free reorganization pursuant to the provisions of Section 368 of the Internal Revenue Code, according to which the BDC was merged with and into the Registrant, ceasing its corporate existence and having the Registrant as the surviving corporation of the merger (the "Merger"). In the Merger, all issued and outstanding shares of the common stock of the BDC were converted into shares of common stock of the Registrant.

     Effective August 28, 2004, the Registrant completed the acquisition of 100% ownership of China Biopharmaceuticals Corp. ("CBC"), a British Virgin Islands corporation as the parent, the management company and holder of 90% of the ownership interest in its only operating subsidiary and asset, NanJing Keyuan Pharmaceutical R&D Co., Ltd., doing business in English a.k.a. Nanjing Chemsource Pharmaceutical R&D Co. Ltd, ("Keyuan" or "Chemsource"), a company established in the People's Republic of China ("China") and engaged in the discovery, development and commercialization of innovative drugs and related bio-pharmaceutical products in China. The Registrant has no other assets than the 100% ownership interest in CBC. As a result of the Merger and the acquisition of CBC pursuant to the Exchange Agreement, the Registrant was no longer a BDC and continued as an operating company under Section 12g of the Securities Exchange Act of 1934, as amended.


                                    SIGNATURE

     Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Nanjing, China on the 10th day of June, 2005.

                                    CHINA BIOPHARMACEUTICALS HOLDINGS, INC.



                                    By:     /s/ MAO Peng
                                    --------------------------------------------
                                    Name:   MAO Peng
                                    Title:  Chairman and Chief Executive Officer